Exhibit 99.1

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, included in Exhibit 99.2 of our report on Form 6-K which was furnished to the SEC on July 24, 2025 and our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 21, 2025 (the “Annual Report”). The preparation of the consolidated financial statements required the use of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward Looking Statements” and “Risk Factors” in our Annual Report. Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and our unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the IASB.

Overview

We are a fully integrated, internally managed real estate company that owns, manages, develops and leases industrial properties across Mexico. We have significant development experience and capabilities, focused on a single real estate segment comprised of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate, to generate efficient and sustainable investments. We offer our world-class clients strategic locations across 16 Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of June 30, 2025, our portfolio was comprised of a total GLA of 43.0 million square feet, of which our operating portfolio was comprised of 231 buildings with an operating GLA of 41.7 million square feet (3.9 million square meters), and a stabilized occupancy rate of 95.5%, and our development portfolio was comprised of 4 buildings under development with a total GLA of 1.3 million square feet (120,000 square meters). Our GLA has grown 75.1x since we began operations in 1998, representing a compound annual growth rate, or “CAGR”, of 17.3%. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.

Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and an extensive development pipeline. As we continue to evolve, we seek to become a world-class fully integrated industrial real estate company, striving to adhere to the highest standards available worldwide.

We believe that during the last 10 years, we have created value for our shareholders by implementing our “Vision 2020” strategic plan from 2014 to 2019, and our “Level 3 Strategy” from 2019 to 2024, where we aimed to maximize growth in Vesta Funds From Operations, or “Vesta FFO”. These strategies established our expansion and growth strategy for 2019 to 2024, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “—Our Level 3 Strategy.” In November 2024, we published our next five-year strategic plan, or “Route 2030,” which focuses on two avenues of value creation: (i) our existing portfolio opportunity; and (ii) our development program. We believe that both avenues will continue maximizing growth in Vesta FFO per share.

Our profit for each of the six-month periods ended June 30, 2025 and 2024 was US$42.6 million and US$234.2 million, respectively. Our profit for each of the years ended December 31, 2024, 2023 and 2022 was US$223.3 million, US$316.6 million and US$243.6 million respectively. Our annual profit has increased 5.5x since 2012, growing at a CAGR of 15.2% from 2012 to 2024 and decreasing (29.5)% from 2023 to 2024. Our basic earnings per share have increased 1.8x since 2012, growing at a CAGR of 5.2% from 2012 to 2024 and decreasing (38.7)% from

2023 to 2024. Vesta FFO per share has increased 3.2x since 2012, growing at a CAGR of 10.2% from 2012 to 2024 and 9.0% from 2023 to 2024. Our total GLA has grown 3.3x since 2012, growing at a CAGR of 10.6% from 2012 to 2024 and 7.9% from 2023 to 2024. In addition, Adjusted Net Operating Income, or “Adjusted NOI”, has grown at a CAGR of 13.9% from 2012 to 2024 and 15.1% from 2023 to 2024. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations.”

Our properties provide innovative and customer-tailored real estate solutions to respond to our clients’ specific needs, as well as to adapt to industry trends that we identify in our markets. We selectively develop light-manufacturing and distribution centers and BTS Buildings, which are tailored to address the specific needs of clients or a particular industry. Our properties allow for modular reconfiguration to address specific client needs, ensuring that a facility can be continuously transformed. Working closely with our clients on the design of these bespoke properties also allows us to stay abreast of and anticipate industry trends. In addition to tailor-made solutions in proven industrial areas, we also develop Inventory Buildings, which are built without a lease signed with a specific customer and are designed in accordance with standard industry specifications. Inventory Buildings provide sufficient space for clients that do not have the time or interest to build BTS Buildings. We adjust our building mix to cater to real estate demands of current and prospective clients by monitoring our clients’ and their sectors’ needs.

We believe that we are one of the only fully vertically integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties, seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by contracting all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001–2008, a certification we obtained in 2011 and renewed in 2015. We also obtained the ISO 9001–2015 Standard certification that focuses on risk mitigation, a certification that was most recently renewed in 2023.

The following table presents a summary of our real estate portfolio as of the dates indicated:

	As of June 30,	As of December 31,
	2025	2024	2023	2022
Number of real estate properties	231	224	214	202
GLA (sq. feet)(1)	41,738,043	40,299,964	37,354,498	33,714,370
Leased area (sq. feet)(2)	38,539,287	37,641,031	34,876,081	32,054,026
Number of tenants	190	192	187	183
Average rent per square foot (US$ per year)(3)	6.1	5.8	5.4	5.0
Weighted average remaining lease term (years)	4.9	4.8	4.9	4.3
Collected rental revenues per square foot (US$ per year)(4)	5.8	5.7	5.4	4.7
Stabilized Occupancy rate (% of GLA)(5)	95.5%	95.5%	96.7%	97.3%

(1)	Refers to the total operating GLA across all of our real estate properties. Does not include approximately 1.3 million of GLA currently under development.

(2)	Refers to the GLA that was actually leased to tenants as of the dates indicated.

(3)	Calculated as the annual base rent as of the end of the relevant period divided by the GLA. For rents denominated in pesos, annual rent is converted to US$ at the average exchange rate for each quarter.

(4)	Calculated as the annual income collected from rental revenues during the relevant period divided by the square feet leased. For income collected denominated in pesos, income collected is converted to US$ at the average exchange rate for each quarter.

(5)	We calculate stabilized occupancy rate as leased area divided by total GLA. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.

Basis for the Preparation of Our Financial Information

Our financial statements have been prepared in accordance with IFRS on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in our financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, “Share-based Payments”.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that we can access at the measurement date;

•	Level 2 fair value measurements are those derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

Principal Factors Affecting Our Results of Operations

Macroeconomic Conditions

Our business is closely tied to general economic conditions in Mexico and, to a lesser extent, the United States and elsewhere. As a result, our financial and operating performance, the value of our portfolio and our ability to implement our business strategy may be affected by changes in national and global economic conditions. The performance of the real estate markets in which we operate tends to be cyclical and is related to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past, and a recurrence of these conditions could result in a decrease in our revenues.

All of our operations are conducted in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition, results of operations and prospects may be affected by the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, price instability, inflation, interest rates, changes in regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or cause a shift to lower margin services and products.

In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our business. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition, results of operations and prospects. For more information on these risks, see Item 3D. “Risk Factors—Risks Related to Mexico” in our Annual Report.

Rental Income

Our primary source of revenues is the rental income received from customers under operating leases. The amount of rental income generated by the properties that comprise our portfolio depends primarily on our ability to (i) maintain our current occupancy rates, (ii) lease currently available space and space that becomes available from lease terminations and (iii) acquire or develop new properties or expand existing properties. As of June 30, 2025,

December 31, 2024, 2023 and 2022, our stabilized occupancy rate at our industrial buildings was 95.5%, 95.5%, 96.7% and 97.3%, respectively. The amount of rental income generated by our leased properties also depends on our ability to collect rent payments from our tenants pursuant to their leases, as well as our ability to increase our rental rates. In addition, increases in rental income will partially depend on our ability to acquire additional properties that meet our investment criteria and to develop those properties, as well as our ability to expand the GLA of our existing properties where possible. Positive or negative trends in our tenants’ businesses or in geographic areas where we operate could also impact our rental income in future periods.

Lease Expirations

Our ability to re-lease space promptly upon the expiration of a lease will impact our results of operations and is affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. As of June 30, 2025, our leases scheduled to expire throughout the remaining of 2025 represented 3.4% of our leased GLA.

Market Conditions

We plan to seek additional investment opportunities throughout Mexico, particularly within industrial and trade corridors. Positive or negative changes in market conditions will impact our overall performance. Future downturns in regional economic conditions affecting our target markets or downturns in the industrial real estate sector that impair our ability to enter into new leases and/or re-lease existing space and/or the ability of our tenants to fulfill their lease commitments, as in the event of their insolvency or bankruptcy, could adversely affect our ability to maintain or increase rental rates at our properties.

Competition

We compete with a number of buyers, developers and operators of industrial properties in Mexico, many of whom offer products or may seek to purchase properties similar to ours in the same markets as ours. In the future, an increase in competition may diminish our opportunities to acquire a desired property on favorable terms or at all, and we may become displaced by our competitors. In addition, competition may affect the occupancy rates of our properties, and thus our financial results, and we may be pressured to reduce our rental rates below those we currently charge or to offer substantial rent abatements, improvements, early termination rights or favorable renewal options to tenants in order to retain them when their leases expire.

Property Operating Costs

Our property operating costs are largely composed of real estate taxes, insurance costs, maintenance costs and other property-related expenses. The majority of maintenance costs are passed on to the tenants and are paid by them in the form of regular maintenance fees. Accordingly, we do not report these maintenance costs under property operating costs. Most of our leases are double net leases, which means the tenant is responsible for insurance costs in addition to rent, or triple net leases where the tenant is responsible for the cost of insurance, real estate taxes and maintenance in addition to rent.

Inflation

For the year ended December 31, 2024, inflation growth rates slowed compared to 2023. This trend continued in the six months ended June 30, 2025 with 4.3%. Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI, was  4.2%, 4.7% and 3.1% as of December 31, 2024, 2023 and 2022, respectively. See Item 3D. “Risk Factors—Risks Related to Mexico—The rate of inflation in Mexico and the actions of the Federal Government to control it may have a negative impact on our investments” in our Annual Report.

Most of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally consider annual increases in rental rates using the applicable inflation rate for the last twelve months. The rent increase takes effect on each anniversary of a lease’s commencement date. Most of our leases provide a clean inflation cost pass-through, while others cap the annual increase at a specific level or provide for a fixed increase due to inflation. The applicable inflation rate depends on the currency of the lease: U.S. dollar-denominated leases are indexed to CPI and peso-denominated leases are indexed to INPC.

However, because rent adjustments lag behind the actual increases in inflation, our margins may decrease during the period preceding the adjustment, but our costs will increase due to inflation. Moreover, under our leases we typically have exposure to increases in non-reimbursable property operating expenses, including expenses incurred related to vacant premises. In addition, we believe that some of the existing rental rates under our leases subject to renewal are below current market rates for comparable space and that upon renewal or re-leasing, those rates may be increased to be consistent with, or closer to, current market rates, which may also offset our exposure to inflationary expense pressures related to our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities make it more expensive to develop properties. With respect to our outstanding indebtedness, we periodically evaluate our exposure to interest rate fluctuations, and may enter into derivative transactions that attempt to mitigate, but do not eliminate, the impact of changes in interest rates on our variable rate loans.

Critical Accounting Estimates

Overview

In preparing our financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. We also use judgments and estimates to recognize revenues, expenses and other transactions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Estimates and assumptions are based on historical data and other factors deemed reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be materially and adversely affected.

For more information, see notes 2 and 3 to our audited consolidated financial statements included in our Annual Report.

Valuation of Investment Property

Our Audit Committee has approved management’s decision to fully implement IFRS 13 in order to reflect the fair value of our investment properties in our financial statements. We engage on a quarterly basis external appraisers in order to obtain an independent opinion as to the market value of all our investment properties, including our properties under development. We submit to each appraiser an updated rent roll of the portfolio under their review, and we provide them access to the properties, leasing contracts and specific operating details of the portfolio.

The independent appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, which are not directly observable in the market, to estimate the fair value of our investment property, such as discount rates, long-term net operating income, inflation rates, absorption periods and market rents. This appraisal is performed on a quarterly basis. The discounted cash flows approach is used to determine the market value of our buildings, and the replacement cost approach is used to determine the market value of our Land Reserves. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset.

Following these techniques and methodologies, the appraisers estimate the fair market value of all our investment properties.

In order to review the appraisers’ valuations, we have divided our portfolio among the appraisers, with at least two appraisers per geographic market. Upon receiving the appraisers’ reports, we compare valuations from the different appraisers in order to verify their accuracy. If a discrepancy is identified, we review the information submitted to the appraisers. In addition, we obtain drafts of the valuation reports and perform an independent review of the results for each property. We use our knowledge of each property and regional portfolios as well as the conditions in each market, obtained through discussions with our development department, as well as his or her knowledge of movements in interest rates, turnover and other judgments used in the valuation, and review the reasonableness of the results reported according to these criteria and the movement in the reported result with respect to the value recorded in the previous quarter. During our review process, we share our observations concerning inconsistencies in factual information, inaccurate statements or text with the appraisers and request that they review their reports and revise if appropriate. We also challenge the appraisers as to the extent to which recent market transactions and expected rental values which they use to derive their valuations take into account the impact of climate change. After discussing with the appraisers, they provide updated final reports. The valuation commentaries and supporting evidence provided by the appraisers enable us to consider the property specific factors that may have an impact on value, including recent comparable transactions where appropriate. We conclude that the assumptions used by the appraisers in their valuations are supportable in light of available and comparable market evidence and, as a result, we approve the final valuation report for recording. No adjustments are performed to investment property valuation reports after such reports are finalized.

For more information, see note 8 to our audited consolidated financial statements included in our Annual Report. Our management believes that the chosen valuation methodologies are appropriate for determining the fair value of the type of investment properties we own.

Description of Principal Line Items

The following briefly describes the components of revenue and expenses as presented in our statement of comprehensive income.

Revenues

The primary source of our revenues comes from rental income which our customers pay to us under operating leases and are recorded on an accrual basis. We provide energy income and reimbursable building services pursuant to certain leases we have entered into. As a result, we may recover certain operating expenses with respect to our leased properties from time to time. Rental income under our financial statements includes those reimbursements.

Property Operating Costs

Property operating costs are composed of (i) real estate taxes, (ii) insurance costs, (iii) maintenance costs, (iv) energy costs, and (v) other property-related expenses.

Real estate taxes vary among the Mexican states based upon values determined by local authorities. Insurance costs relate to the insurance premiums we pay to our insurance providers for insurance policies relating to each of our real estate properties, which provide coverage for acts of God, third-party liability and business interruption losses, among others. Maintenance costs include costs associated with the structural maintenance of each of our industrial buildings. Energy costs include electricity usage by our tenants using our electricity delivery infrastructure. Other property-related expenses include lighting services on our properties, security services in the industrial parks we manage and on our vacant properties, legal fees for the collection of past due operating lease receivables from delinquent clients and fees we pay to industrial parks owned by third parties for certain services provided in those industrial parks. The allowance for operating lease receivables of doubtful recovery is created by our management upon their review of the age profile of accounts receivable and on a tenant-by-tenant basis depending on management’s assessment of each tenant’s likelihood to make rental payments on a timely basis.

General and Administrative Expenses

General and administrative expenses consist of the following: (i) marketing, advertising and promotion expenses, (ii) auditing and tax consulting expenses related to the review of our individual and consolidated financial statements, (iii) legal expenses for matters other than the collection of rental payments under lease agreements relating to our industrial properties, (iv) wages, salaries and bonuses that we pay to our employees, (v) employee benefits, (vi) indirect debt and equity issuance and trading costs, and (vii) depreciation of office furniture.

Other Income and Expenses

Other income and expenses is composed of the following:

•	interest income: interest income consists of interest earned on our cash and cash equivalents;

•	other income: other income includes (i) nonrecurring insurance recoveries, (ii) non-tenant electricity charges and (iii) other miscellaneous items such as inflationary effect on tax recovery;

•	finance cost: interest expense primarily includes accrued interest on our debt and other financing-related expenses;

•	exchange gain: based on the primary economic environment in which we operate, our management has determined that the U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V. (“WTN”), which considers the peso to be its functional currency. Therefore, exchange gain represents the effect of changes in exchange rates on monetary assets and liabilities denominated in pesos held by Vesta and all of its subsidiaries except for WTN. It also includes the effects of changes in exchange rates on U.S. dollar-denominated indebtedness and other monetary assets and liabilities of WTN. We recognize an exchange gain or loss depending on whether we hold monetary assets or liabilities denominated in pesos and whether the peso appreciates or depreciates against the U.S. dollar.

•	gain on revaluation of investment property: gain on revaluation of investment property is the gain derived as a result of changes in the fair value of our investment properties as determined by independent appraisers. The appraisals are performed on a quarterly basis. We record a gain on revaluation of investment property for a quarter in which the fair value of our properties increases as compared to the previous quarter, or a loss on revaluation of investment property if the fair value decreases; and

•	Other expenses: other expenses include (i) non-tenant electricity costs and (ii) other miscellaneous commissions and expenses paid.

Profit for the Year

Profit for the year is our profit before taxes, minus income taxes.

Other Comprehensive Income (Loss)

As mentioned above, WTN considers the peso to be its functional currency. Because our financial statements are presented in U.S. dollars, we are required to translate WTN’s financial information to U.S. dollars for recognition purposes. The exchange differences on translating WTN’s financial information are reported as other comprehensive income (loss) in accordance with IFRS.

Results of Operations

The following table presents data derived from our condensed consolidated interim statement of comprehensive income for the periods indicated:

	For the Six-Month Periods Ended June 30,
	2025	2024
Revenue:	(in millions of U.S.$)
Rental income	134.3	123.2
Management fees	0.0	0.4
Property operating costs related to properties that generated rental income	(10.0)	(9.3)
Property operating costs related to properties that did not generate rental income	(1.7)	(1.4)
General and administrative expenses	(17.4)	(17.8)
Interest income	1.4	9.1
Other income	2.5	2.0
Other expenses	(1.4)	(3.4)
Finance cost	(22.2)	(22.5)
Exchange gain (loss) – net	6.2	(5.7)
Share of results of associates	0.0	—
(Loss) gain on sale of investment property	(0.4)	0.3
(Loss) gain on revaluation of investment property	(8.2)	207.4
Profit before income taxes	83.1	282.4
Income tax expense	(40.4)	(48.3)
Profit for the period	42.6	234.2
Other comprehensive gain – net of tax:
Items that may be reclassified subsequently to profit and loss:
Exchange differences on translating other functional currency operations	1.1	(0.5)
Total other comprehensive income	1.1	(0.5)
Total comprehensive income for the period	43.7	233.6
Basic earnings per share	0.0501	0.2679
Diluted earnings per share	0.0494	0.2644

Consolidated Statements of Profit and Other Comprehensive Income (Loss)

Six-Month Period Ended June 30, 2025 Compared to the Six-Month Period Ended June 30, 2024

Revenues

Total Revenues increased US$10.7 million, or 8.7%, to US$134.3 million for the six-month period ended June 30, 2025 from US$123.6 million for the six-month period ended June 30, 2024. This was primarily attributable to:

•	an increase of US$10.5 million, or 8.5%, in rental income from space rented in the first half of the year which previously had been vacant during the first half of 2024;

•	an increase of US$4.1 million, or 3.3%, in rental income related to inflationary adjustments on rented property in the first six months of 2025;

•	an increase of US$1.2 million, in revenue resulting from the energy consumption of tenants under our leases; and

•	an increase US$0.6 million, resulting from the reimbursement of expenses paid by us on behalf of our customers and accounted for under total income.

This increase was partially offset by:

•	a decrease of US$3.1 million, or 2.5%, in rental income from leases that expired during 2024 and were not renewed for 2025;

•	a decrease of US$2.0 million, or 1.6%, due to the conversion of peso-denominated rental income into US dollars;

•	a decrease of US$0.4 million, related to a management fee collected during 2024 but not in 2025; and

•	a decrease of US$0.2 million, or 0.2%, related to lease agreements which were renewed during the second quarter 2025 at a lower rental rate in order to extend certain clients’ short term renewal option to a longer term lease agreement;

Costs and expenses

Property operating costs from investment properties that generated rental income increased US$0.8 million, or 8.5%, to US$10.0 million for the six-month period ended June 30, 2025 from US$9.3 million for the six-month period ended June 30, 2024. This was primarily attributable to:

•	an increase of US$0.5 million, or 21.9%, in other property related expenses;

•	an increase of US$0.2 million, or 11.8%, in real estate taxes due to an increase in the number of properties in our portfolio in the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024;

•	an increase of US$0.2 million, or 4.8%, in energy costs, to US$3.7 million for the six-month period ended June 30, 2025 from US$3.5 million for the six-month period ended June 30, 2024 related to a higher number of properties and higher energy consumption by tenants;

•	an increase of US$0.1 million, or 8.5%, in insurance costs, to US$0.8 million for the six-month period ended June 30, 2025 from US$0.7 million for the six-month period ended June 30, 2024 related to an increased number of properties in our portfolio; and

•	a decrease of US$0.1 million, or 10.3%, in maintenance costs, to US$0.9 million for the six-month period ended June 30, 2025 from US$1.0 million for the six-month period ended June 30, 2024.

In addition, property operating costs from investment property that did not generate rental income increased by US$0.2 million, or 17.2%, to US$1.7 million for the six-month period ended June 30, 2025 from US$1.4 million for the six-month period ended June 30, 2024. This increase was primarily attributable due to higher vacancy in the portfolio. In particular:

•	a US$0.2 million increase in other property related expenses related to, primarily due to enhanced security services in vacant spaces.

General and administrative expenses decreased US$0.4 million, or 2.2%, to US$17.4 million for the six-month period ended June 30, 2025 from US$17.8 million for the six-month period ended June 30, 2024. This decrease was primarily attributable to a decrease in employees’ short-term benefits of US$0.4 million, or 5.2%, a decrease of US$0.2 million, or 3.7% related to the share-based compensation expense under our Long-Term Incentive Plan (as defined below).

We recognized a share-based compensation expense of US$4.6 million in connection with the shares granted to our executive officers based on the performance of the market price of our shares for the six-month period ended June 30, 2025, compared to US$4.8 million for the six-month period ended June 30, 2024. The amount of this expense is determined based on the fair value of our shares as of the date of the share award, using a Monte Carlo model that takes into account the probable performance of our shares and those of a designated peer group. The Long-term Incentive Plan does not involve payments in cash and does not affect our Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”) or Vesta FFO. For more information, see note 20 to our audited consolidated financial statements included in our Annual Report.

Interest income decreased US$7.8 million, to US$1.4 million in the six-month period ended June 30, 2025 from US$9.1 million in the six-month period ended June 30, 2024. This decrease was primarily due to a lower cash balance.

Other income increased US$0.4 million mainly due to the net result of other accounting expenses.

Other expenses decreased US$2.0 million reflecting the energy sold to companies which are not our clients.

In the six-month period ended June 30, 2025, our finance cost decreased by US$0.3 million as a result of lower average debt balance compared to the six-month period of the prior year.

In the six-month period ended June 30, 2025, we recorded an exchange gain of US$6.2 million, compared to an exchange loss of US$5.7 million in the six-month period ended June 30, 2024. The gain (loss) relates primarily to a sequential currency movement in Vesta’s dollar denominated debt balance during the six-months of 2025 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.

In the six-month period ended June 30, 2025, we recorded a loss from properties sold of US$0.4 million, compared to a US$0.3 million gain in the six-months ended June 30, 2024. The 2025 results reflect the derecognition due to the sale of a property located in Tijuana, whereas the 2024 gain was driven by the sale of a property located in Querétaro.

We recorded a loss on revaluation of investment property of US$8.2 million in the six-month period ended June 30, 2025, compared to US$207.4 million in gain on revaluation of investment property for the six-month period ended June 30, 2024. The appraisal was performed as of June 30, 2025 and reflects the observed conditions of the real estate market as of such date, this year-on-year decrease was due to a lower number of new properties appraised during 2025, compared to 2024.

Income Tax Expense

Our income tax expense decreased US$7.8 million, to US$40.4 million for the six-month period ended June 30, 2025 from US$48.3 million for the six-month period ended June 30, 2024, corresponding to an effective tax rate of 49% in the six-month period ended June 30, 2025 compared to 17.1% in the six-month period ended June 30, 2024.

Profit for the Period

Due to the above factors, profit for the six-month period ended June 30, 2025 reached US$42.6 million compared to US$234.2 million for the same period of the prior year.

Total Comprehensive Income for the Year

Total comprehensive income for the year is primarily attributable to a change in the revaluation of assets recognized during the period, as well as to the aggregate effect of changes in exchange rates and their impact on the translation of the operations of WTN, our only subsidiary that uses the peso as its functional currency. We recorded an exchange loss on the translation of other functional currency operations of US$0.5 million for the six-month period ended June 30, 2024, compared to an exchange gain of US$1.1 million for the six-month period ended June 30, 2024.

As a result of the above, our total comprehensive income for the six-month period ended June 30, 2025 was US$43.7 million, a decrease of US$189.9 million, or 81.3%, compared to US$233.6 million for the six-month period ended June 30, 2024.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

For a discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2024 compared to 2023, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F, for the fiscal year ended December 31, 2023, which was filed with the SEC on April 21, 2025.

Non-IFRS Financial Measures and Other Measures and Reconciliations

Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI

The table below sets forth a reconciliation of Adjusted EBITDA, Net Operating Income (“NOI”) and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the period adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense, (e) finance costs, (f) exchange gain (loss) - net, (g) share of results of associates, (h) gain on sale of investment property, (i) gain on revaluation of investment property, (j) depreciation, (k) share-based compensation, (l) energy income, and (m) energy cost, during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus depreciation and share-based compensation during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year.  For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

	For the Six-Month Period Ended June 30,
	2025	2024
	(in millions of US$)
Profit for the period	42.6	234.2
(+) Total income tax expense	40.4	48.3
(-) Interest income	1.4	9.1
(+) Other income	2.5	2.0
(-) Other expenses	1.4	3.4
(+) Finance cost	22.2	22.5
(-) Exchange gain (loss)-net	6.2	(5.7)
(+) Share of results of associates	—	—
(-) Gain on sale of investment property	(0.4)	0.3
(-) Gain on revaluation of investment property	(8.2)	207.4
(+) Depreciation	0.7	0.5
(+) Share-based compensation expense	4.6	4.8
(-) Energy income	4.0	2.9
(+) Energy cost	3.7	3.5
Adjusted EBITDA	110.3	101.1
(+) General and administrative expenses minus depreciation	16.6	17.3
(-) Share-based compensation expense	4.6	4.8
NOI	122.3	113.5
(+) Property operating costs related to properties that did not generate rental income	1.7	1.4
Adjusted NOI	123.9	115.0

Reconciliation of FFO and Vesta FFO

The table below sets forth a reconciliation of Funds For Operations (“FFO”) and Vesta FFO to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the year, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.  We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) – net, other income, other expense, share of results of associates, interest income, total income tax expense, depreciation and share-based compensation, energy income and energy cost.

We believe that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.

Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the year attributable to our common shareholders.

We compute FFO and Vesta FFO per share amounts using the weighted average number of ordinary shares plus shares in incentive plan outstanding during the relevant period.  For more information, see note 12.5 to our audited consolidated financial statements.

	For the Six-Month Period Ended June 30
	2025	2024	2025 (per share)	2024 (per share)
	(millions of US$, expect per share data)
Profit for the period	42.6	234.2	0.05	0.26
(-) Gain on sale of investment property	(0.4)	0.3	—	—
(-) Gain on revaluation of investment property	(8.2)	207.4	(0.01)	0.23
FFO	51.3	26.5	0.06	0.03
(-) Exchange gain (loss) – net	6.2	(5.7)	0.01	(0.01)
(-) Other income (1)	2.5	2.0	—	—
(+) Other expenses	1.4	3.4	—	—
(-) Share of results of associates	0.0	0.0	—	—
(-) Interest income	1.4	9.1	—	0.01
(+) Income tax expense	40.4	48.3	0.05	0.05
(+) Depreciation	0.7	0.5	—	—
(+) Share-based compensation expense	4.6	4.8	0.01	0.01
(-) Energy income	4.0	(2.9)	—	—
(-) Energy cost	3.7	3.5	—	—
Vesta FFO	88.1	78.6	0.1	0.09

(1)	Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our consolidated financial statements.

Ratio Data

	As of and for the 12-month period ended June 30,		As of and for the year ended December 31,
	2025		2024
Net Debt to Total Assets(1)	20.8%		16.7%
Net Debt to Adjusted EBITDA(2)	3.9	x	3.2.	x

(1)	Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and by using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.

(2)	Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.

The following table reconciles net debt to total debt (which is comprised of the current portion of long-term debt, long-term debt and direct issuance cost), which are the most directly comparable financial measures calculated in accordance with IFRS:

	As of June 30,	As of December 31,
	2025	2024
	(in millions of US$)
Total debt	906.8	854.2
Current portion of long-term debt	5.0	49.9
Long-term debt	895.4	797.2
Direct issuance cost	6.4	7.2
(-) Cash and cash equivalents	(65.2)	(184.1)
Net debt	841.6	670.1

Same-Store NOI Analysis

The following table shows the number of Same-Store Properties in our portfolio and the number of properties excluded as Same-Store Properties as of the dates indicated.

	As of June 30,	As of December 31,
	2025	2024
	(number of properties)
Total properties	231	224
Same-Store Properties	211	209
Non-Same-Store Properties	20	15

We present Same-Store NOI. We determine our Same-Store Properties at the end of each reporting period. Our same store population includes properties that were owned for the entirety of the applicable period and the comparable period and that have reported at least 12 months of consecutive stabilized operations. We define “stabilized operations” as properties that have reached GLA occupancy of 80.0% in relation to total GLA of such property or has been completed for more than one year, whichever occurs first.

Acquired properties will be included in the “same store” population if owned by us as of the beginning of the last comparable period and still owned by us as of the end of the current reporting period, unless the property is under development. The Same-Store Properties population is also adjusted to remove properties that were sold or entering development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2024 includes all properties that had reached twelve months of “stabilized operations” by December 31, 2023. The “same store” population for the six-month period ended June 30, 2025 includes all properties that had reached twelve months of “stabilized operations” by December 31, 2024.

We calculate Same-Store NOI as rental income for the same store population less the related property operating costs related to properties that generated rental income. We evaluate the performance of the properties we own using a Same-Store NOI, and we believe that Same-Store NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period to period, thereby eliminating the effects of changes in the composition of our portfolio on performance measures.

When used in conjunction with IFRS financial measures, Same-Store NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Store NOI is a key metric used internally by our management to develop internal budgets and forecasts, as well as assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Store NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that are directly impacted by our investment properties and is consistent period over period and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of such investment properties. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provide greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making. A reconciliation of Same-Store NOI to Profit for the year, the most directly comparable IFRS financial measure, is as follows:

	For the Six-Month Period Ended June 30,
	2025	2024
	(millions of US$)
Profit for the period	42.6	234.2
(+) Total income tax expense	40.4	48.3
(-) Interest income	1.4	9.1
(-) Other income – net(1)	2.5	2.0
(+) Other income energy	1.4	3.4
(+) Finance costs	22.2	22.5
(-) Exchange gain (loss) – net	6.2	(5.7)
(-) Gain on sale of investment property	(0.4)	0.3
(-) Gain on revaluation of investment property	(8.2)	207.4
(+) General and administrative expenses (2)	16.6	17.3
(+) Property operating costs related to properties that did not generate rental income	1.7	1.4
(-) Energy income	4.0	2.9
(+) Energy cost	3.7	3.5
(+) Property operating costs related to properties that did generate rental income related to non-Same-Store Properties	1.8	2.8
(-) Management fees related to non-Same-Store Properties	—	—
Same-Store NOI	124.9	117.4

(1)	Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our consolidated financial statements.

(2)	The amount of general and administrative expenses does not include depreciation.

Operating Data

The following table sets forth certain selected operating data relating to our business as of the dates and for each of the periods indicated:

	As of June 30,	As of December 31,
	2025	2024
Total GLA (sq. feet)	41,738,043	40,299,964
Total GLA (sq. meters)	3,877,591	3,743,989
Stabilized occupancy rate(1)	95.5%	95.5%

(1)	Stabilized occupancy rate refers to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.

Liquidity and Capital Resources

Overview

As of June 30, 2025 and December 31, 2024, 2023 and 2022, we had cash, cash equivalents and restricted cash totaling US$65.2 million, US$184.1 million, US$501.2 million and US$139.1 million, respectively, which accounted for 1.6%, 4.7% , 13.2% and 4.7% of our total assets, respectively. Our cash and cash equivalents consist mainly of bank deposits and short-term investments denominated in U.S. dollars and pesos. Restricted cash represents cash and cash equivalents balances we hold that are only available for use under certain conditions pursuant to our long-term debt agreements. Because our cash balances are promptly allocated to the development and construction of properties, our treasury does not have in place a formal investment policy for these resources. We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Our primary source of short-term liquidity is our cash flow from operating activities. We use our cash flows from operating activities primarily to fund unanticipated capital expenditures and other corporate expenses. In addition, we use cash flows from operating activities to pay dividends.

We actively explore opportunities to develop new BTS Buildings, Multi-Tenant Buildings and PTS Parks and to acquire real estate portfolios, individual buildings, Land Reserves and properties subject to sale and leaseback arrangements that meet our investment criteria. We intend to engage in strategic development projects and acquisitions within the next year, which will require us to incur in capital expenditures and payment obligations. As a result, we will require significant long-term liquidity and liquidity resources to achieve our goals.

Our long-term liquidity requirements consist primarily of funds to pay for development or redevelopment projects, renovations, expansions, property acquisitions and other nonrecurring capital expenditures that need to be made periodically. We have traditionally satisfied our long-term liquidity requirements through loans and credit facilities, such as our syndicated loan agreements, loan agreements with Metropolitan Life Insurance Company (“MetLife”) and private placements of senior notes, among others. In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility for an aggregate principal amount of US$200.0 million which was replaced in 2024 with the Global Syndicated Sustainable Credit Facility of US$545 million. We intend to satisfy our future long-term liquidity requirements through various sources of capital, including the issuance of additional equity and debt instruments. We expect any debt we may incur to contain customary restrictive covenants, including provisions that may limit our ability to incur additional indebtedness, further mortgage or transfer the applicable property, purchase or acquire additional property, change the conduct of our business or make loans or advances, or enter into any merger or consolidation with, or acquire the business, assets or equity of, any third party.

As of June 30, 2025, our investment property increased by US$162.2 million, or 4.4%, to US$3.9 billion, compared to US$3.7 billion as of December 31, 2024. This increase was primarily attributable to US$170.8 million spent in acquiring new properties and improving existing properties and gain on translation of foreign currency, partially offset by a loss in revaluation of investment property of US$8.2 million and derecognition due to the loss of a property of  US$0.4 million.

As of December 31, 2024, our investment property increased by US$484.6 million, or 15.1%, to US$3.7 billion, compared to US$3.2 billion as of December 31, 2023. This increase was primarily attributable to US$232.9 million spent in acquiring new properties and improving existing properties and a gain in revaluation of investment property of US$270.7 million, partially offset by a US$16.6 million loss on translation of foreign currency and sales of investment property of US$2.5 million.

We did not have any off-balance sheet arrangements as of June 30, 2025 and as of any prior period.

Cash Flows

The following table shows the generation and use of cash for the periods indicated.

	For the Six-Month Period Ended June 30,
	2025	2024
	(millions of US$)
Net cash generated by operating activities	90.5	37.7
Net cash (used) generated by investing activities	(171.0)	(101.3)
Net cash (used) generated by financing activities	(39.3)	(54.3)
Effects of exchange rates changes on cash	0.9	(6.3)
Net (decrease) increase in cash, cash equivalents and restricted cash	(118.9)	(124.2)

The most significant component of our cash flows from operating activities is our income before taxes. Cash flows from operating activities for the six-month period ended June 30, 2025 amounted to US$90.5 million, an increase of US$52.8 million, or 139.9%, compared to US$37.7 million for the six-month period ended June 30, 2024. Our cash flows from operating activities in the six-month period ended June 30, 2025 were impacted primarily by a decrease in the revaluation of investment properties and interest expenses.

Cash flows used in investing activities for the six-month period ended June 30, 2025 amounted to US$171.0 million, an increase of US$69.7 million, or 68.8%, compared to US$101.3 million used for the six-month period ended June 30, 2024. This was primarily as a result of purchases of investment properties which reached US$169.4 million during the first six months of 2025.

Cash flows used in financing activities for the six-month period ended June 30, 2025 amounted to US$39.3 million, a decrease of US$15.0 million, compared to cash flows from financing activities of US$54.3 million for the six-month period ended June 30, 2024. This was primarily as a result of the use of the syndicated loan of US$100.0 million during the first six months of 2025.

Indebtedness

Overview

As of June 30, 2025, our total outstanding debt was US$906.8 million, of which US$895.4 million, or 99.4%, consisted of long-term debt denominated in U.S. dollars, and US$266.8 million was secured by 67 investment properties and our rental income from those properties.

As of December 31, 2024, our total outstanding debt was US$854.2 million, of which US$797.2 million, or 94.1%, consisted of long-term debt denominated in U.S. dollars, and US$269.2 million was secured by 67 investment properties and our rental income from those properties.

Principal Financing Arrangements

As of June 30, 2025, our financing arrangements carried a weighted average cost of 4.5%, with a weighted average maturity of 3.8 years. The following table contains a summary of our long-term indebtedness as of the dates indicated.

				Principal Amount Outstanding as of
	Original Principal Amount	Annual Interest Rate	Maturity	June 30, 2025	December 31, 2024
	(millions of US$)			(millions of US$)
Loan/Notes
2016 MetLife 10-year Loan	150.0	4.55%	Aug. 2026	140.4	141.7
2017 Series B Senior Notes	60.0	5.31%	Sept. 2027	60.0	60.0
2018 Series A Senior Notes	45.0	5.50%	May 2025	—	45.0
2018 Series B Senior Notes	45.0	5.85%	May 2028	45.0	45.0
2017 MetLife 10-year Loan	118.0	4.75%	Dec. 2027	101.5	102.3
2020 MetLife 8-year Loan	26.6	4.75%	Aug. 2026	25.0	25.2
Series RC Senior Notes	70.0	5.18%	Jun. 2029	70.0	70.0
Series RD Senior Notes	15.0	5.28%	Jun. 2031	15.0	15.0
Sustainability-linked Senior Notes	350.0	3.63%	May 2031	350.0	350.0
Facility — Tranche I	50.0	SOFR + 130 bp	Dec. 2027	50.0	—
Facility — Tranche II	50.0	SOFR + 150 bp	Dec. 2029	50.0	—
				906.8	854.2
(-) Less: Current portion				(5.0)	(49.9)
(-) Less: Direct issuance cost				(6.4)	(7.2)
Total long-term debt				895.4	797.2

Secured Loan Agreements with MetLife

In 2016, we entered into a 10-year secured subordinated loan agreement for an aggregate principal amount of US$150.0 million with MetLife. This loan accrues interest at an annual rate of 4.55%, payable on a monthly basis. On March 22, 2018, we obtained an additional loan under this facility for US$26,600,000, which bears interest on a monthly basis at an annual fixed rate of 4.75%. Principal amortization over the two loans commenced on September

1, 2023 and will mature in August 2026. This credit facility is secured by 48 of our properties through a security trust agreement.

In 2017, we entered into a 10-year secured loan agreement for an aggregate principal amount of US$118.0 million with MetLife, which accrues interest at an annual rate of 4.75%. This loan bore interest monthly until December 1, 2022. After this date, we are only required to make monthly payments of principal until the loan matures on December 1, 2027. This loan is currently secured by 22 of our investment properties through a security trust agreement.

Series A and Series B Senior Notes

In 2017, we completed the private placement of two series of unsecured senior notes in the aggregate principal amount of US$125.0 million (respectively, our “Series A Senior Notes” and “Series B Senior Notes”). The Series A Senior Notes amount to US$65.0 million, matured in September 2024 and bore interest at a fixed rate of 5.03%, payable on a semi-annual basis. The Series B Senior Notes amount to US$60.0 million, will mature in September 2027 and bear interest at a fixed rate of 5.31%, payable on a semi-annual basis.

In 2018, we completed the private placement of two additional tranches of Series A Senior Notes and Series B Senior Notes in the aggregate principal amount of US$45.0 million and US$45.0 million, respectively. These two additional tranches matured and will mature in May 2025 and May 2028, respectively, and bear interest at a fixed rate of 5.50% and 5.85%, respectively, payable on a semi-annual basis. The proceeds from the placement of the Series A and Series B Senior Notes were used to finance our growth plan and to repay the outstanding balance of our revolving credit line.

Series RC and Series RD Senior Notes

In 2019, we completed the private placement of two series of unsecured senior notes in the aggregate principal amount of US$85.0 million (respectively, our “Series RC Senior Notes” and “Series RD Senior Notes”). The Series RC Senior Notes amount to US$70.0 million, will mature in June 2029 and bear interest at a fixed rate of 5.18%, payable on a semi-annual basis. The Series RD Senior Notes amount to US$15.0 million, will mature in June 2031 and bear interest at a fixed rate of 5.28%, payable on a semi-annual basis. The Senior RC Senior Notes and Series RD Senior Notes were placed with a consortium of institutional investors and are guaranteed by five of our subsidiaries.

Sustainability-linked Senior Notes

In 2021, we completed our inaugural issuance of sustainability-linked senior notes, or our “Sustainability-linked Senior Notes,” in the aggregate principal amount of US$350.0 million. Our Sustainability-linked Senior Notes accrue interest at an annual rate of 3.625%, payable on a semi-annual basis. We used the proceeds from our Sustainability-linked Senior Notes to prepay in full the principal and interest due under our loan with MetLife, which was scheduled to mature in April 2022, and our syndicated loan with Scotiabank as lead arranger, which was scheduled to mature in August 2024. These loans amounted to US$45.8 million and US$205.0 million, respectively. Our Sustainability-linked Senior Notes will mature in May 2031.

Sustainability-linked Revolving Credit Facility

In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility, or our “Sustainability-linked Unsecured Revolver Credit Facility,” for an aggregate principal amount of US$200.0 million. This facility bears interest at a rate equal to SOFR plus 160 basis points if our leverage ratio is less than 40.0%, or SOFR plus 175 basis points if our leverage ratio is higher than 40.0%. This credit facility was closed in 2024 and replaced by the Global Syndicated Sustainable Credit Facility.

Global Syndicated Sustainable Credit Facility

In 2024, we closed the previously announced a $545.0 million Global Syndicated Sustainable Credit Facility (the “Facility”) composed of a US$345 million term loan available through two tranches, for three and five years, with an 18-month availability period and a US$200 million Revolving Credit Facility, substituting the Company’s prior US$200 million in-place un-drawn Revolving Credit Facility. BBVA, Citigroup, and Santander acted as Joint Lead Arrangers of the transaction and the International Finance Corporation acted as Sustainability Coordinator and

Parallel Lender. Tranche I - Three-year US$172.5 million Term Loan, at the equivalent coupon of SOFR plus a 130 basis points applicable margin. Tranche II - Five-year US$172.5 million Term Loan at the equivalent coupon of SOFR plus a 150 basis points applicable margin. Revolving Credit Facility – Four-year US$200 million facility at the equivalent coupon of SOFR plus a 150 basis points applicable margin. The three tranches of the Credit Facility may have their amounts increased at the Company’s request, upon the fulfilment of the conditions provided for in the agreement, and are subject to a sustainability pricing adjustment to the applicable margins, equivalent to a reduction of five basis points, which is subject to our compliance of the annual KPI target related to the total certified gross leasable area of our sustainability certified buildings. We paid debt issuance costs in an amount of US$5.6 million. As of June 30, 2025, we had disbursed US$100.0 million from the syndicated sustainable credit facility. Following the end of the quarter, on July 30, 2025, we drew down US$50 million from our syndicated sustainable credit facility.

Under the terms of both the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility, we must meet a sustainability performance target, in addition to complying with certain reporting requirements and certain environmental and social action tasks within certain completion dates. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility. For additional information on our Sustainability-Linked Financing Framework, see “Business—Environmental, Social and Governance Matters—Sustainability-Linked Financing Framework.”

Compliance with Covenants and Financial Ratios

Pursuant to the indebtedness described herein, we are required to comply with certain covenants. Failure to do so may result in our indebtedness being accelerated. In addition, certain of our indebtedness have cross-default and cross-acceleration clauses. These covenants reflect typical market practice and include, among others, limitations on our ability to:

•	merge with or into another entity;

•	undergo a change of control;

•	incur additional indebtedness and liens, subject to certain exceptions;

•	make asset sales, subject to certain exceptions;

•	make dividend and similar payments and prepayments of certain unsecured indebtedness; and

•	make investments in any of the following types of properties if the applicable percentage of our total asset value set forth below pertaining to such type of investment would be exceeded immediately following that investment:

•	investments in raw or undeveloped land exceeding in aggregate 15% of our total asset value;

•	investments in development properties exceeding in aggregate 20.0% of our total asset value;

•	investments in joint ventures exceeding in aggregate 10.0% of our total asset value;

•	investments in direct and indirect interests in real property (other than as stated above) exceeding in aggregate 3% of our total asset value; and

•	investments in any of the types of property described above exceeding in aggregate 35% of our total asset value.

We are also obligated under the terms of our indebtedness, among others, to:

•	maintain the collateral securing the notes;

•	comply with reporting requirements in connection with our financial and operational results;

•	commit to certify 85% of new projects, measured on square footage, with eligible green building certifications;

•	maintain interest hedging instruments such that at least 50% of the consolidated indebtedness is either accruing at a fixed rate or subject to reasonably acceptable interest rate;

•	maintain the following financial ratios:

•	a minimum equity value of not less than (i) US$1,254.3 million, plus (ii) 70.0% of the net proceeds of all offerings of our equity interests (excluding any net proceeds applied to repurchases of any of our equity interests) at all times;

•	a leverage ratio not exceeding 50.0% on any test date;

•	a ratio of secured debt to total asset value not exceeding 40.0% on any test date;

•	a ratio of unsecured debt to unencumbered asset value not exceeding 50.0% on any test date;

•	a fixed charge coverage ratio greater than 1.5 to 1.0 on any test date; and

•	a ratio of unencumbered property adjusted net operating income to debt service greater than 1.6 to 1.0 on any test date.

Contractual Obligations

The following table summarizes the maturity of our contractual obligations, including periodic amortizations, as of June 30, 2025, as well as the payment dates with respect to those obligations.

	Payments Due by Period
	Total		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(millions of US$)
Current portion of long-term debt	4.9		4.9	—	—	—
Long-term debt	895.4	(1)	—	310.4	170.0	415.0
Total(1)	900.4	(1)	4.9	310.4	170.0	415.0

(1)	Includes debt issuance costs.

Capital Expenditures

In the six-month period ended June 30, 2025, we incurred capital expenditures totaling US$169.4 million, primarily in connection with construction projects in the Northwest, Center, Bajío-north and Bajío-south regions, as well as the acquisition of land bank during the first six-months of 2025. In the year ended December 31, 2024, we incurred capital expenditures totaling US$231.7 million, primarily in connection with construction projects in the Northwest, Center, Bajío-north and Bajío-south regions.

Recent Accounting Pronouncements

For information about recent accounting pronouncements that will apply to us in the near future, see note 2 to our audited consolidated financial statements included in our Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

Risk Management

In the ordinary course of our business we are subject to various types of market risks, including interest rate risks and foreign exchange risks, over which we have no control and which may adversely affect the value of our financial assets and liabilities and our future cash flows and profits. As a result of these market risks, we could suffer a loss due to adverse changes in interest rates or foreign exchange rates.

Our risk management policy is aimed at assessing our potential for suffering losses and their compounded impact, and at mitigating our exposure to changes in interest rates and foreign exchange rates.

Interest Rate Risk

We have market risk exposure to changes in interest rates. We minimize our exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates. This minimizes interest rate risk together with the fact that our investment properties generate a fixed income in the form of rental income which is indexed to inflation.

Under interest rate swap contracts, we agree to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Those contracts enable us to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. The average interest rate is based on the outstanding balances at the end of the reporting period.

As of June 30, 2025, we did not have any variable rate debt outstanding or interest rate swap contracts outstanding.

Foreign Exchange Risk

As of June 30, 2025, 100% of our debt was denominated in U.S. dollars and 89.4% of our rental income was denominated in U.S. dollars, while certain of our operating costs were denominated in pesos. This exposes us to exchange rate risk. More importantly, we are exposed to foreign exchange risk as it pertains to WTN, our subsidiary whose functional currency is the peso. Fluctuations in exchange rates depend principally on national economic conditions, although general perceptions of emerging markets risk and global events, such as wars, recessions and crises, have in the past resulted in depreciation of currencies in emerging markets, such as Mexico. In addition, the Federal Government has in the past intervened and may continue to intervene in foreign exchange markets in the future.